Huifeng Bio-Pharmaceutical Technology, Inc.
16B/F Ruixin Bldf, No. 25 Gaoxin Road
Xi’an 710075 Shaanxi Province
People’s Republic of China

January 20, 2009

Mr. Jim B. Rosenberg
Sr. Asst. Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
Washington D.C., 20549

RE:	Huifeng Bio-Pharmaceutical Technology, Inc.
Form 10-KSB for the Year Ended December 31, 2007
Form 10-Q for the Quarterly Period Ended March 31, 2008
File Number: 32253

Dear Mr. Rosenberg:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Huifeng Bio-Pharmaceutical Technology, Inc. (the “Company”) dated September 4, 2008.

For your convenience, we have repeated the Staff’s comments in italicized, bold type before the Company’s response. References in this letter to “we”, “our” or “us” mean the Company or its advisors, as the context may require.

Form 10-KSB for the annual period ended December 31, 2007

Item 8A. Controls and Procedures, page 21

Staff Comment 1:   Although you appear to provide your report on your internal control over financial reporting under Item 308T of Regulation S-B, you do not appear to disclose your assessment of disclosure controls and procedures under Item 307 of Regulation S-B. Please amend your filing to provide your assessment of the effectiveness of your disclosure controls and procedures. In addition, please consider whether your failure to disclose your conclusion regarding the effectiveness of disclosure controls and procedures as of December 31, 2007 impacts your conclusions regarding their effectiveness.

Response: The Company has revised Part II, Item 8. Controls and Procedures and information regarding disclosure controls and procedures under Item 307 of Regulation S-B is included in Amendment No. 1 to the Form 10-KSB on Form 10-K/A for the year ended December 31, 2007 (“Amended 10-K Filing”) as requested.

Exhibits 31: Certifications

Staff Comment 2:   Please revise your certifications to provide the wording exactly as required by Item 601(b)(31) of Regulation S-B. In this regard, please ensure that your revised certifications for your 2007 Form 10-KSB and your March 31, 2008 Form 10-QSB address the following items:

•	Please revise your introductory sentence to remove the officer’s title and company name;
•	Please revise certification number 1 to remove the words “the small business issuer’s” and the period covered by the report and to add the company name;
•	Please revise the introductory sentence to certification number 4 to include your responsibilities regarding internal control over financial reporting;
•	Please add certification number 4b regarding internal control over financial reporting; and
•	Please do not include the adjective “quarterly” used to describe the report in your June 30, 2008 certifications.

Response: The revised certifications are provided in the Amended 10-K Filing and Amendment No. 1 to Form 10-Q for the quarter ended March 31, 2008 (“Amended 10-Q Filing”) as requested.

Form 10-QSB for the quarterly period ended March 31, 2008

Item 3. Controls and Procedures, page 14

Staff Comment 3:   You disclose that your disclosure controls and procedures require additional diligence to be considered effective. In addition, you indicate that the definition of disclosure controls and procedures is contained in Rule 13a-14(c). This rule was superseded by Exchange Act Rule 13a-15(e). Please revise your disclosure to definitively state whether your disclosure controls and procedures at March 31, 2008 were effective or ineffective. In addition, please revise your disclosure to reference the appropriate rule.

Response: Item 3. Controls and Procedures has been revised as requested. The revisions are provided in the Amended 10-Q Filing.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that we have satisfactorily addressed all the Staff Comments. Further comments or questions regarding this letter can be directed to the undersigned or Matthew Z. Chang, Company counsel, at (415) 955-8900.

Sincerely,

/s/ Jing’an Wang
Jing’an Wang
Chief Executive Officer

cc:  Matthew Z. Chang, Crone Rozynko LLP